EXHIBIT 13 - 1995 Annual Report to Shareholders

                        * * *

                    "FRONT COVER"

    "picture of Mod-U-Kraf's new production facility
     under construction in the Franklin County/Town of Rocky Mount Industrial Park"

                 MOD-U-KRAF HOMES, INC.
                    and Subsidiary

                  1995 ANNUAL REPORT

                        * * *

               "INSIDE FRONT COVER"

     "picture of Mod-U-Kraf's Board of Directors in the Company board room"

          MOD-U-KRAF'S BOARD OF DIRECTORS

FROM LEFT TO RIGHT: W. Curtis Carter; J. Dillard Powell; Edwin J. Campbell; Dale H. Powell, Board Chairman; Mary L. Fitts; and Bobbie
L. Oliver.

Front Cover:

Mod-U-Kraf's new 104,000 sq. ft. production facility (nearing completion) following the early January winter blizzard which dumped 2 1/2 feet of snow in the Franklin County, Virginia area. The facility is located in the Franklin County-Rocky Mount Industrial Plant.

                         * * *

TO OUR SHAREHOLDERS

     Your management and Board of Directors report continued profitability for the year 1995 for your Company.

     Net sales for the year ending December 31, 1995 were $9,083,419 which compares to sales in 1994 of $9,288,807.

     Net income after taxes for the year ending December 31, l995 was $378,824 which compares to a net income after taxes for the year 1994 of $308,204. The net income for 1995 amounts to $0.46 per common share which compares to net income after taxes of $0.38 per share during the fiscal year 1994.

     Interest rates remained stable throughout the year and the plant operated at the maximum production that could be achieved while producing a quality product.

     Management feels that interest rates will remain relatively stable through the year and projects a sound increase in sales and production when our new plant goes into production.

     In lieu of contracting the total construction of our new manufacturing facility to one construction company, management elected to act as the general contractor and let contracts to the various trades based on bids from reputable companies. All bids have been let and the costs are within the guidelines established, based on the estimates made to determine the total cost of the project.

     Management has secured a $3,000,000 loan amortized over 20 years through the Franklin County Industrial Development authority with a very favorable interest rate with no penalty for early payoff to finance the expansion.

     On February 7, l996 the Board of Directors declared a cash dividend of $0.03 per share of common stock for the fourth quarter of 1995. This represented the 73rd consecutive quarterly dividend since dividends were begun in 1978.

     The management and Board of Directors of your Company wish to express our sincere appreciation to each of our shareholders and employees for your continued support.

                               Dale H. Powell
                               President and Chairman of the Board


LEGAL COUNSEL                       EXECUTIVE OFFICES
----------------------------------  ----------------------------------------
Hunton & Williams                   201 Old Franklin Turnpike (P.O. Box 573)
Richmond, Virginia                  Rocky Mount, Viginia


INDEPENDENT ACCOUNTANT              TRANSFER AGENT
----------------------------------  ----------------------------------------
Brown, Edwards & Company, L.L.P.    First Union Bank
Roanoke, Virginia                   Charlotte, North Carolina


A COPY OF THE FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE THROUGH THE COMPANY AT NO COST TO A SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY AT P.O. BOX 573, ROCKY MOUNT, VIRGINIA 24151.

                                * * *

                      INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Mod-U-Kraf Homes, Inc. and Subsidiary
Rocky Mount, Virginia

     We have audited the accompanying consolidated balance sheets of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1995 and 1994 and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.


                                 CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
January 20, 1996

                            * * *

                      BUSINESS INFORMATION

     Mod-U-Kraf Homes, Inc. (the Company), was incorporated as a Virginia Corporation on August 19, 1971. It is engaged in the business of manufacturing and selling sectionalized units of its own design.
     The sectionalized units, available in 70 standard models, ranging in size from 658 square feet to 2,970 square feet for one and two family dwellings, consist of two or more virtually complete sections which are manufactured side by side on an assembly line. There are over 100 options to allow for custom choices in exterior and interior designs such as Cape Cod, Victorian, Country homes, vacation homes, great rooms, spacious kitchen-dining-living area, ample closets, and fireplaces. Multi-family projects are custom designed to meet the needs of the builder and building site conditions.
     The units are loaded on specially designed transporters for delivery to the building site where they are transferred to a foundation previously prepared by the purchaser. After the sections are off-loaded, they are secured together by a brief "zip up" procedure. The purchaser may then complete the sections by making plumbing and electrical connections, carrying out final grading and landscaping, and adding exterior finishes as desired. Prices on our products vary depending upon the area into which they are to be shipped.
     The Company units are sold primarily in Virginia, Maryland, West Virginia, and North Carolina, although some sales have been made in the past in South Carolina, Kentucky, Delaware, Tennessee, Pennsylvania and New Jersey. The Company offers its products primarily to home builders, land developers, realtors, and acts as "turnkey" contractor in some instances. Your Company takes great pride in the fact that producing quality products and service has enabled us to maintain the same builders over many years.
     Mod-U-Kraf's motto emphasizes "engineering excellence through innovation", its philosophical commitment to the intricate development of new product designs based on consumer demand and changing market requirements. Modern production facilities, name brand materials, and skilled workmanship insure increased productivity, high quality, and ultimate customer satisfaction. Utilizing modern sales techniques, keeping sales exhibits current, and providing in-house sales consultation strengthens our ability to remain competitive in the marketplace.
     The Company's business cannot be characterized as comprising more than one industry segment.



                      MARKET AND DIVIDEND INFORMATION

     The Corporation's common stock is traded in the over-the-counter market. The number of shareholders as of February 21, 1996 was 438. The range of bid and ask quotations and dividends declared for the last two calendar years are listed below.

                           QUOTATIONS ON COMMON STOCK

                    1995                          1994
        ----------------------------  ----------------------------    Dividends
             BID            ASK            BID            ASK         Declared
        -------------  -------------  -------------  -------------  ------------
         High    Low    High    Low    High    Low    High    Low   1995   1994
        ------  -----  ------  -----  ------  -----  ------  -----  -----  -----
First    4      3 1/2  4 1/2    --    5       3 3/4  6       4 3/4  $0.03  $0.03
Second   4      3 3/4  4 1/2  4 1/8   5       4 1/2  6       5 1/4  $0.03  $0.03
Third    3 3/4  3 1/2  4 1/2    --    4 1/2    --    5 1/4    --    $0.03  $0.03
Fourth   3 1/2    --   4 1/2    --    4 1/2    --    5 1/4    --    $0.03  $0.03


Source:  Wheat, First Securities, Inc.

The Corporation presently expects to pay dividends in the future as earnings permit.

                                   * * *

                               OTHER BUSINESS DATA
                             SELECTED FINANCIAL DATA

                             Year Ended December 31,
                             -----------------------
                             1995      1994       1993       1992       1991
                             ----      ----       ----       ----       ----
Net Sales                $9,083,419 $9,288,807 $7,893,216 $6,898,726 $4,823,475
Operating Income (Loss)     542,434    476,888    371,050    347,623   (157,996)
Net Earnings (Loss)         378,824    308,204    537,301    252,814    (47,827)
Earnings(Loss) Per Share
 Primary & Fully Diluted (1)   0.46       0.38       0.66       0.31      (0.06)
Cash Dividends Per Share (1)   0.12       0.12       0.10       0.10       0.10

Total Assets              7,816,964  6,329,477  5,883,150  5,241,378  4,837,450
Current Ratio             5.17 to 1  5.32 to 1  7.26 to 1  7.13 to 1 12.15 to 1
Postretirement benefits   1,206,188  1,253,491  1,307,380  1,110,067  1,142,223
Book Value Per Share     (1)   5.55       5.25       4.99       4.42       4.21

(1) Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. Per share amounts for the years ended December 31, 1991 through 1993 have been restated to reflect the 20% stock dividend issued on March 2, 1994.


             Management's Discussion and Analysis of
          Financial Condition and Results of Operations

     Because the housing industry is seasonal, 1995 Net Sales of $9,083,419 were 2.21% below 1994 Net Sales of $9288,807 due to the inclement weather during the last few weeks of the year. Otherwise we feel that we would have exceeded 1994 sales. The trend in sales for the past five years have shown a steady increase in volume. We believe that this trend will continue for the modular industry. By increasing our production capacity with our new manufacturing facility we will be able to satisfy the demand.

     Gross Profit percentages were 29.17% in 1995 as compared to 27.27% in 1994 and 28.85% in 1993. With stable lumber prices and producing to capacity we are able to minimize and control our production costs. The new facility will enable us to exercise more control over our process by using the latest production techniques.

     We have been generating some savings in the Selling, general and administrative expenses. Their percentages were 23.20%, 22.14% and 24.72% for the years 1995, 1994 and 1993, respectively. We have been carefully increasing our staffing in engineering and selling in anticipation of our expansion and increased volume.

     Interest income continues to comprise a significant portion of non-operating income. For the years 1995, 1994 and 1993, interest income was 91.61%, 82.75%, and 90.73%, respectively, of non-operating income. We keep a large cash balance to eliminate any short term borrowing that may be needed for operations if we have a temporary market shift due to weather or interest rate factors.

     There were no other significant variances.

Capital Resources and Liquidity

     Total funds generated were sufficient to meet the requirements for plant and equipment, debt retirement and dividends. By virtue of the cash and accounts receivable levels, the company feels that it has adequate liquidity for continued successful operations.

      The Company is in the process of constructing a new manufacturing facility to be completed in the second quarter of 1996 at a cost of approximately $2,250,000. The plant is being financed by an Industrial Development Bond Issue. The debt associated with this issue will be payable over a 20 year period.

     The Company believes that the effect of inflation on the results for the periods presented is not material.

     To the extent permitted by competition, the Company passes increased cost on to its customers by increasing sales prices from time to time.

                            * * *

                  MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                       CONSOLIDATED BALANCE SHEETS
                       December 31, 1995 and 1994

            ASSETS                          1995            1994
CURRENT ASSETS                              ----            ----
  Cash and cash equivalents            $  1,426,738     $1,226,736
  Certificates of deposit                   689,000        300,000
  U.S. Treasury note                            -          204,935
  Trade and other receivables                63,866        156,161
  Inventories (Note 2)                    1,368,766      1,206,955
  Notes receivable, current portion
       (Note 3)                             882,234      1,425,390
  Prepaid expenses                           67,506         71,314
                                          ---------      ---------
            Total current assets          4,498,110      4,591,491

LONG-TERM NOTES RECEIVABLE (Note 3)         221,418        261,657

PROPERTY AND EQUIPMENT, at cost less
 accumulated depreciation 1995
 $1,802,732; 1994 $1,652,419
  (Notes 4 and 6)                         2,245,627        897,798
OTHER ASSETS
  Deferred taxes (Note 7)                   508,239        498,608
  Cash surrender value of officers' life
  insurance                                  95,440         79,923
  Reimbursement account (Note 6)            145,516              -
  Earnings on unused bond proceeds (Note 6)  58,124              -
  Debt issue costs (Note 6)                  73,030              -
                                           ---------      ---------

                                         $7,845,504     $6,329,477
                                          =========      =========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt
    (Note 6)                           $    150,000     $        -
  Current portion of post-retirement
    benefits (Note 5)                        75,366         58,234
  Accounts payable, trade and other
    liabilities                             356,706        384,565
  Accrued compensation                      232,026        234,795
  Customer deposits                          23,315        148,549
  Income taxes payable (Note 7)              60,364         37,042
                                          ---------      ---------
            Total current liabilities       897,777        863,185
LONG-TERM POSTRETIREMENT BENEFITS
 (Note 5)                                 1,130,822      1,195,257
LONG-TERM DEBT (Note 6)                   1,234,514              -
COMMITMENTS AND CONTINGENCIES (Notes 6
 and 12)                                        -                -
                                          ---------      ---------
            Total liabilities             3,263,113      2,058,442
                                          ---------      ---------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value,
   2,000,000 shares authorized; shares
   issued and outstanding 825,649 in
   1995; 813,649 in 1994 (Note 9)      $    825,649     $  813,649
  Additional paid-in capital                459,671        440,421
  Retained earnings                       3,297,071      3,016,965
                                          ---------      ---------
                                          4,582,391      4,271,035
                                          ---------      ---------
                                       $  7,845,504     $6,329,477
                                          =========      =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                           * * *

                    MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME
                Years Ended December 31, 1995, 1994, and 1993

                                 1995         1994          1993
                              ---------    ---------     ---------
Net sales                    $9,083,419   $9,288,807    $7,893,216

Cost of goods sold (Note 13)  6,433,361    6,755,710     5,616,247
                              ---------    ---------     ---------
         Gross profit         2,650,058    2,533,097     2,276,969

Selling, general and
  administrative expenses     2,107,624    2,056,209     1,905,919
                              ---------    ---------     ---------
         Operating income       542,434      476,888       371,050

Postretirements benefits
  expense (Note 5)              127,010      114,749       185,359

Non-operating income, net
  (Note 11)                     192,085      192,845       157,121
                              ---------    ---------     ---------
  Income before income taxes
    and cumulative effect
    adjustments                 607,509      554,984       342,812

Federal and state income tax
  expense (Note 7)              228,685      246,780       147,672
                              ---------    ---------     ---------
  Income before cumulative
    effect of changes in
    accounting principles       378,824      308,204       195,140

Cumulative effect on prior
 years of:
  Accounting change, net of
   related income tax effect
   (Note 5)                         -            -         (95,730)
  Accounting change (Note 7)        -            -         437,891
                              ---------    ---------     ---------
            Net income       $  378,824   $  308,204    $  537,301
                              =========    =========     =========
Earnings per share (Note 14):
  Income before cumulative
    effect of accounting
    changes and 20 percent
    stock dividend           $     .46    $      .38    $      .29

  Combined cumulative effect
    of accounting changes          -             -             .50
                              ---------    ---------     ---------
    Net income before 20
     percent stock dividend        .46           .38           .79

  Effect of 20 percent
    stock dividend           $     -      $      -       $    (.13)
                              --------     ---------      --------
    Net income               $     .46    $      .38     $     .66
                              ========     =========      ========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                     MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years Ended December 31, 1995, 1994, and 1993

                        Common   Additional   Total       Total
                        Stock      Paid-in   Retained  Stockholders
                       ($1 Par)    Capital   Earnings     Equity
                       --------- ---------- ---------- -----------
Balance, December 31,
  1992                 $681,982 $    -     $2,934,441  $3,616,423

  Net income                -        -        537,301     537,301

  Dividends paid
  ($.12 per share)          -        -       ( 81,216)   ( 81,216)
  20 percent stock
  dividend (Note 14)    135,520   440,440    (575,960)        -
 Retirement of 3,847
  shares of common
  stock                (  3,847)      -      (  7,695)   ( 11,542)
                        -------   -------   ---------   ---------
Balance, December 31,
  1993                  813,655   440,440   2,806,871   4,060,966

  Net income                -         -       308,204     308,204
  Dividends paid
  ($.12 per share)          -         -      ( 98,135)   ( 98,135)
  Other                (      6) (     19)         25         -
                        -------   -------   ---------   ---------
Balance, December 31,
  1994                  813,649   440,421   3,016,965   4,271,035

  Net income                -         -       378,824     378,824

  Dividends paid
  ($.12 per share)          -         -      ( 98,718)   ( 98,718)

  Issuance of 12,000
  shares of
  common stock           12,000    19,250         -        31,250
                        -------   -------   ---------   ---------
Balance, December 31,
  1995                 $825,649  $459,671  $3,297,071  $4,582,391
                        =======   =======   =========   =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               Years Ended December 31, 1995, 1994, and 1993

                                   1995         1994        1993
                                ---------    ---------   ---------
OPERATING ACTIVITIES
  Net income                   $  378,824   $  308,204  $  537,301
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
    Depreciation and
      amortization                163,912      151,701     141,589
    Deferred taxes              (   9,631)      52,408   (  14,115)
    Loss (gain) on sale
      of equipment                    993    (  11,553)  (   8,300)
    Increase in cash value of
      life insurance            (  15,517)   (  22,561)  (  21,991)
    Adjustment to post-
     retirement benefits        (  47,303)   (  53,889)     42,909
    Cumulative effect of
     accounting changes               -             -    ( 342,161)
    Change in certain current
     assets and liabilities:
       (Increase) decrease in:
         Trade and other
           receivables             92,295    (  71,717)     16,582
         Inventories            ( 161,811)     266,473   ( 186,317)
         Prepaid expenses           3,808    (  26,200)      1,169
       (Decrease) increase in:
         Accounts payable,
           trade and other
           liabilities          (  27,859)      88,818      70,107
         Accrued compensation   (   2,769)      70,537   (   3,626)
         Customer deposits      ( 125,234)      99,601   (  24,681)
         Income taxes payable      23,322       31,191   (  41,884)
                                ---------    ---------   ---------
            Net cash provided
             by operating
             activities           273,030      883,013     166,582
                                ---------    ---------   ---------
INVESTING ACTIVITIES
  Proceeds from sale of
    equipment                         -         13,900       8,300
  Purchase of property and
   equipment, net of debt
   incurred 1995 $1,311,484     ( 201,250)   ( 140,481)  ( 261,452)
  Principal received on notes
  receivable                    1,675,875    1,324,245   1,611,848
  Notes receivable arising
    from sales                 (1,092,480)  (1,961,384) (1,308,645)
  Decrease (increase) in
    certificates of deposit    (  389,000)     300,000         -
  Sale (purchase) of U.S.
    Treasury Note             $   204,935  $(  204,935)        -
                               ----------    ---------   ---------
     Net cash provided by
      (used in) investing
      activities                  198,080   (  668,655)     50,051
                                ----------    ---------   ---------
FINANCING ACTIVITIES
  Proceeds from sale of
    common stock                   31,250          -            -
  Purchase of common stock
    for retirement                    -            -     (  11,542)
  Cash dividends paid           (  98,718)   (  98,135)  (  81,216)
  Debt issue costs, net of
    debt incurred
    1995 $73,030                      -            -           -
  Funding of reimbursement
    account                     ( 145,516)         -           -
  Earnings on unused
    bond proceeds               (  58,124)         -           -
                               ----------    ---------   ---------
      Net cash used in
       financing activities     ( 271,108)  (  98,135)  (   92,758)
                               ----------    ---------   ---------
      Increase in cash and
       cash equivalents           200,002     116,223      123,875

CASH AND CASH EQUIVALENTS
  Beginning                     1,226,736   1,110,513      986,638
                                ---------   ---------    ---------
  Ending                       $1,426,738  $1,226,736   $1,110,513
                                =========   =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Income taxes, net of
      refunds received         $  214,783  $  163,181   $  203,705
                                =========   =========    =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                               * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1995

Note 1.  Nature of Business and Significant Accounting Policies

         Nature of Business:
         ------------------
         The Company is engaged in the business of manufacturing and selling sectionalized building units of its own design. The Company also customizes a commercial line of products consisting of multi-family and diversified specialty structures. The units are sold primarily to home builders, land developers and realtors in Virginia, Maryland, West Virginia and North Carolina.

         In some cases, the Company provides short-term construction financing which is generally limited to 75 to 80 percent of the estimated fair market value of the completed property. The Company retains a security interest in the property until the contract is paid. The Company's wholly-owned subsidiary developed a small condominium complex in the ski resort area of Gatlinburg, Tennessee and holds mortgage notes for certain units sold. The mortgages were limited to 90 percent of the fair market value of the properties at the time of sale, however, due to market declines, the mortgage balances may exceed 90 percent of the current fair market value of the related property. The Company's exposure to loss on these contracts is limited to the difference between the receivable and the value of the collateral. The Company has not experienced any significant loss on the subsequent sale of repossessed collateral.

         Principles of Consolidation:
         ---------------------------
         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Mountain Resort Building Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

         Cash and Cash Equivalents:
         -------------------------
         For purposes of reporting cash flows, the Company considers most highly liquid investments with an original maturity of three months or less to be cash equivalents.
         Certificates of deposit, regardless of maturity, are not considered cash equivalents.

         The Company maintains its cash accounts in commercial banks located in Virginia. Accounts in each bank are guaranteed by the Federal Deposit Insurance Corporation
         (FDIC) up to $100,000 per bank. A portion of the Company's cash balance is uninsured at year end.

         Valuation of Trade Receivables:
         ------------------------------
         Trade receivables are stated at face amount with no allowance for doubtful accounts because probable uncollectible accounts are immaterial.

         Inventories:
         -----------
         Raw materials are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods are stated at the lower of average cost determined on a standard cost basis) or market. Land and units held for sale are stated at the lower of cost (determined on a specific property basis) or market.

         Depreciation:
         ------------
         Depreciation is provided principally on the straight-line method over the estimated useful lives of the depreciable assets for financial reporting purposes. Statutory methods and lives are used for income tax purposes.

         Income Taxes:
         ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences from current recognition of deferred compensation for financial reporting purposes and deferred recognition for income tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Recognition of Income:
         ---------------------
         Revenue is recognized for cash-in-advance sales when production of the unit is complete. Revenue is recognized for sales on account when the unit is delivered.

         Estimates:
         ---------
         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported revenues and expenses.

         Earnings Per Share:
         ------------------
         Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. The weighted average number of actual shares outstanding was 821,649, 813,652 and 678,456 for 1995, 1994 and 1993, respectively. Earnings per share have been adjusted to give retroactive effect to the 20 percent stock dividend declared January 19, 1994. The weighted average number of shares as retroactively adjusted were 813,970 for 1994 and 1993 (Note 14).

         Reclassification:
         ----------------
         For comparability, the amounts presented for 1994 and 1993 have been reclassified, where appropriate, to conform to the presentation used for 1995.

Note 2.  Inventories

         The components of inventories are as follows:

                                          1995            1994
                                      -----------     -----------
            Raw materials            $    556,194    $    503,735
            Work-in-process                46,421         101,021
            Finished goods                372,584         311,724
            Land and units held
              for sale                    393,567         290,475
                                      -----------     -----------
                                     $  1,368,766    $  1,206,955
                                      ===========     ===========

         Total general and administrative costs incurred and the portion of those costs remaining in inventory are as follows:
                                1995         1994         1993
                              --------     --------     --------
         General and
         administrative
         costs:
           Incurred          $ 740,046    $ 715,350    $ 747,920
                              ========     ========     ========
           Remaining in
            inventory        $  22,432    $  22,251    $  21,775
                              ========     ========     ========
Note 3.  Notes Receivable

         Notes receivable consist of the following:

                                                1995        1994
                                               --------    --------
        Various mortgage notes receivable,
        interest ranging from 8% to 10%,
        payable in various monthly install-
        ments and balloon payments due at
        various dates through August 1999.
        Secured by deeds of trust on
        certain real estate.                 $  134,888  $  235,172

        Credit line deed of trust notes
        receivable, interest ranging from
        0% to 10.5%, payable at various
        dates through 1996.  Secured by
        deeds of trust on certain real estate.  921,314   1,429,102

        Demand note receivable with interest
        payable quarterly at 9%, unsecured.      12,975      15,675

        Premium demand loan receivable from the
        President, no stated interest, secured
        by cash surrender value of the related
        life insurance policy.                    6,350       7,098

        Note receivable from the President, pay-
        able in annual principal installments of
        $5,625 plus interest at 5.03%, secured
        by common stock of the Company.          28,125         -
                                              ---------   ---------
                                              1,103,652   1,687,047
                Less current portion            882,234   1,425,390
                                              ---------   ---------
                                             $  221,418  $  261,657
                                              =========   =========
Note 4.  Property and Equipment

         Major classes of property and equipment are as follows:

                                               1995         1994
                                             ---------     --------
            Land and improvements          $  275,590   $  275,590
            Buildings                       1,076,311    1,073,836
            Manufacturing equipment         1,020,645      882,741
            Other furniture, fixtures
              and equipment                   349,592      318,050
                                            ---------    ---------
                                            2,722,138    2,550,217
           Less accumulated depreciation   $1,802,732   $1,652,419
                                            ---------    ---------
                                              919,406      897,798
           Construction in process
            (see Note 6)                    1,326,221          -
                                            ---------    ---------
                                           $2,245,627   $  897,798
                                            =========    =========
           Maintenance and repairs expense incurred amounted to $134,405, $132,178 and $113,679 for 1995, 1994, and
           1993, respectively.

Note 5.  Postretirement Benefits

         The Company is obligated under postretirement benefits agreements with two former officers as follows:

                                               1995         1994
                                             ---------   ----------
         Present value of deferred
         compensation benefits payable to
         the widow of O.Z. Oliver, former
         Treasurer and Chairman of the Board,
         at $6,311 monthly until the earlier
         of her death or September 2006,
         discounted at 8.50%.                $  532,477  $  561,585

         Present value of deferred
         compensation benefits payable to
         Robert K. Fitts, former President
         and Chairman of the Board, at
         $5,560 monthly until his death
         after which the benefits are payable
         to his spouse, Mary L. Fitts until
         the earlier of her death or July
         2007, discounted at 8.50%.             532,974     545,171

         Present value of estimated
         postretirement benefits other than
         pensions discounted at 8.50%.
         Details are presented below.           149,737     146,735
                                              ---------   ---------
                                              1,206,188   1,253,491
                  Less current portion           75,366      58,234
                                              ---------   ---------
                                             $1,130,822  $1,195,257
                                              =========   =========
         The Company is obligated to pay a fixed monthly amount for health care coverage to the above payees. The
         Company is also obligated to pay up to $10,000 annually in premiums for a life insurance policy assigned to the former President.

         Effective January 1, 1993, the Company elected to adopt an accounting treatment for these obligations similar to that described in Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other than Pensions under which such costs are recognized as incurred rather than when paid. The statement is not required to be applied to benefits payable to selected employees under terms of individual contracts. However, it is management's opinion that adoption of the standard is preferable for financial reporting purposes. The cumulative effect of this change in accounting principle amounted to $95,730, net of related deferred tax benefit of $58,674 and is included in determining net income for 1993.

         The effect of a change in the discount rate from 9.78 percent to 8.50 percent is included in determining deferred compensation expense for 1993. This change resulted in a decrease in net income of approximately $78,000 and a decrease in earnings per share of $.11.

Note 6.  Long-Term Debt

         On July 12, 1995, the IDA of Franklin County, VA issued bonds in the amount of $3,000,000 to finance the construction of a manufacturing facility. The Series 1995 Variable Rate Demand Industrial Revenue Bonds are secured by the Company's Irrevocable Letter of Credit with Crestar Bank. The letter of credit agreement subjects the Company to certain financial and operating covenants, all of which the Company was in compliance with at year end. Crestar Bank holds a first lien and security interest on the new facility. The bonds are payable in equal annual principal amounts of $150,000 through 2015. The interest rate was
         4.95 percent at December 31, 1995. Interest of approximately $58,000 was incurred and capitalized during 1995.

         The Company has entered an agreement of sale to purchase the facility from the IDA. The Company's obligation under the Agreement of Sale is equal to the required principal and interest payments on the bonds and is payable in monthly installments currently estimated at $22,750. The monthly payments are deposited into a Reimbursement Account with Crestar Bank and used to pay all principal, interest and fees related to the Bonds. The Company also agreed to maintain an additional required deposit in the reimbursement account equal to 55 days of interest at 15.0 percent on the bonds. As of December 31, 1995, the Reimbursement Account balance was as follows:

             Required prepaid interest deposit            $  67,811
             Unused monthly principal deposits               75,000
             Earnings                                         2,705
                                                           --------
                                                          $ 145,516
                                                           ========
         The Company's policy is to reflect the balance of the reimbursement account as an asset until the funds are used by the trustee for payment of bond obligations, at which time the Company reduces its obligations under the asset sale agreement.

         As of December 31, 1995, $1,384,514 of the bond proceeds have been drawn from the trustee. The Company's obligation under the asset sale agreement is reflected at the amount of bond proceeds that have been drawn. Any unused proceeds will be used for early retirement of bonds.

         Amounts earned on bond proceeds prior to their being drawn from the trustee are to be applied to principal reduction in the future. These earnings amounted to $58,124 at December 31, 1995.

         Debt issue costs will be amortized over the term of the debt.

Note 7.  Income Taxes

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of the change in accounting principle is included in determining net income for 1993.

         The provision for income taxes consists of the following
         components:
                         1995                       1994
              --------------------------- -------------------------
              Federal    State   Total   Federal    State   Total
              --------- -------- -------- -------- -------- -------
Current tax
expense       $194,664 $ 43,652 $238,316 $156,446 $ 37,926 $194,372

Deferred tax
expense
(benefit)      (12,973)   3,342 ( 9,631)   48,598    3,810   52,408
              --------- -------- -------  --------  ------  -------
              $181,691 $ 46,994 $228,685 $205,044 $ 41,736 $246,780
             ========= ======== ======== ========  =======  =======

                         1993
             ---------------------------
              Federal    State   Total
             --------- -------- --------
Current tax
Expense       $130,833 $30,854 $161,787

Deferred tax
expense
(benefit)      (12,630) (1,485) (14,115)
             --------- ------- --------
              $118,203 $29,469 $147,672
             ========= ======= ========
         Deferred tax expense (benefit) results from temporary difference in the recognition of revenue and expense for tax and financial reporting purposes. The sources of the differences and the tax effect of each are as follows:

                                      1995       1994      1993
                                    --------  --------  ---------
         Differing cost basis of
         property and equipment
         for tax and financial
         reporting purposes        $( 24,248) $ 34,884  $(  4,992)

         Deferred compensation
         expensed when incurred,
         deductible when paid         18,285    17,970   (  4,595)

         Warranty & accrued vacation
         expensed when incurred,
         deductible when paid       (  1,437) (  2,114)  (  3,341)

         Other, net                 (  2,231)    1,668   (  1,187)
                                    --------   -------   --------
                                   $(  9,631) $ 52,408  $( 14,115)
                                    ========   =======   ========

         Total tax provisions differ from amounts computed by applying the statutory Federal income tax rate to income before income taxes for the following reasons:

                        1995             1994             1993
                   ---------------  ---------------  --------------
                        Percent          Percent          Percent
                             of               of               of
                           Pretax           Pretax           Pretax
                   Amount  Income   Amount  Income   Amount  Income
                  -------- ------  -------- ------  -------- ------
Income tax expense
 at statutory
  federal rate    $206,553  34.0%  $188,695  34.0%  $116,556  34.0%
 Increase in income
taxes from:
State income taxes,
 net of federal
  tax effect        24,300   4.0%    22,199   4.0%    13,712   4.0%
 Other, net       (  2,168) (0.4%)   35,886   6.5%    17,404   5.1%
                   --------  -----  --------  -----  --------  ----
                  $228,685  37.6%  $246,780  44.5%  $147,672  43.1%
                  ========  =====  ========  =====  ========  =====

Note 8.  Fair Value of Financial Instruments

         The methods used to estimate the fair value of each material class of financial instruments are as follows:

         Cash, Short-term Investments, Trade Receivables and
           Payable's:
         ---------------------------------------------------
         The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

         Notes Receivable:
         ----------------
         Fair values are estimated by discounting the future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. At December 31, 1995 and 1994, carrying values approximate fair values.

         Debt:
         ----
         The interest rate on the long-term debt is reset weekly to reflect current market rates. Consequently, the carrying value of debt approximates fair value.

Note 9.  Stock Option Plan

         The Company previously had 150,000 shares of common stock reserved for issuance to key employees under an incentive stock option plan, which terminated February 24, 1993. Options were granted at prices equal to the fair market value on the dates of grant except for 10 percent stockholders for which the price was not less than 110 percent of fair market value. Options are exercisable in cumulative installments over a 5-year period commencing at the date of grant and expiring at the end of the fifth year. The only activity in the plan for 1991 through 1993 was the granting of 10,000 options in 1992 (increased to 12,000 due to stock dividend, see Note 14), which were exercised at $3.125 per share in 1995.

         All other options granted were previously exercised or expired unexercised.

Note 10. Profit Sharing Plan and Trust

         The Company has a contributory profit-sharing plan complying under Section 401(k) and certain other provisions of the Internal Revenue Code. The plan covers a majority of all employees meeting minimum eligibility requirements. Participants may elect to have before-tax (salary reduction) contributions to be made to the plan on their behalf. The Company matches such before-tax contributions in the proportion determined by the Board of Directors at its discretion on an annual basis. Additionally, the Company may at the Board's discretion make an additional contribution based on the Company's pre-tax earnings. The Company's total contributions to the plan were $53,010, $52,401, and $38,219 for 1995, 1994 and 1993, respectively.

Note 11. Non-operating Income

         Non-operating income is composed of the following:

                                  1995        1994        1993
                                --------    --------    --------
         Interest income       $ 175,971   $ 159,586   $ 142,563
          Interest expense,
           net of earnings
            on debt proceeds   (   4,867)    (   445)    ( 1,146)
          Rental and other
            income                22,091      22,250       7,860
          Rental and other
            expenses           (     117)    (    99)    (   456)
          Gain (loss) on sale
            of equipment       (     993)     11,553       8,300
                                --------    --------    --------
                               $ 192,085   $ 192,845   $ 157,121
                                ========    ========    ========

Note 12. Commitments and Contingencies

         Self-Insurance:
         --------------
         The Company has a professionally administered self-insurance program which is used to account for health insurance coverage for employees on a cost-reimbursement basis. Under the program, the Company is obligated for claims payments. A stop loss insurance contract executed with an insurance carrier covers claims in excess of $15,000 per covered individual and approximately $110,000 in the aggregate, subject to a maximum limit of $1,000,000. Total claims expense and administrative fees of $240,184, $160,878 and $172,149, which did not exceed the stop loss provisions, were incurred for 1995, 1994 and 1993, respectively. These amounts include actual claims processed and an estimate for claims incurred but not reported as of each year end.

         Employment Contracts:
         --------------------
         The Company is obligated under employment contracts with the President and Vice President. Combined base annual compensation under the contracts is approximately $140,000. The contracts provide for payment of incentive compensation based on certain percentages of pretax income of the Company, exclusive of any extraordinary items. The President's contract also provided for granting options for 10,000 shares of stock under the terms and conditions of the Company's stock option plan. Such options were granted during 1992.

         Death Benefit:
         -------------
         The Company is obligated to provide a death benefit to the estate of the Vice President in the amount of $35,000. The Company has recognized a liability in the amount of $14,267, the estimated present value of this obligation discounted at 8.50 percent. The Company is carrying a term life insurance policy in the amount of $35,000, the purpose of which is to fund the death benefit.

         Sales and Service Tax Audit:
         ---------------------------
         The Company is undergoing an audit of its West Virginia sales and service tax returns. The West Virginia Department of Revenue has assessed the Company an additional tax of $117,999 and interest of $14,544. The Company's attorneys have filed a Petition for Reassessment with the State. In the opinion of the Company's legal counsel, the Company's chances of success on the current assessments are favorable.

Note 13. Related Party Transactions

         In the normal course of business, the Company makes purchases from a supplier owned by a director of the Company. Purchases from this supplier totaled $462,654, $484,701 and $381,442 for 1995, 1994 and 1993,
         respectively.

         The Company has notes receivable from various shareholders (Note 3) and is obligated under deferred compensation agreements to two former employees (Note 5).

Note 14. Stock Dividend

         On January 19, 1994, the Board of Directors declared a 20 percent stock dividend on the Company's common stock. On March 2, 1994, shareholders of record as of February
         9, 1994 received one additional share of stock for each five shares held. A total of 135,514 shares of common stock were issued. Earnings per share and weighted average shares outstanding were restated for 1993 and 1992 to reflect the 20 percent stock dividend. This transaction was recorded retroactively in the accompanying balance sheet as if it occurred on December 31, 1993, resulting in a reduction of retained earnings equal to the fair market value of the stock which was $4.25 per share at December 31, 1993.

                              * * *

                       OFFICERS

                     Dale H. Powell
               President & Board Chairman

                    Edwin J. Campbell
           Vice President & Corporate Secretary

                  Jeffrey L. Boudreaux
                       Controller

                     M. Jan Oliver
               Treasurer & Safety Officer

                        DIRECTORS

               Dale H. Powell, Board Chairman
                     Edwin J. Campbell
                     W. Curtis Carter
                     J. Dillard Powell
                     Bobbie L. Oliver
                       Mary L. Fitts

                           * * *

                     "INSIDE BACK COVER"

                 LOOK WHAT'S COMING IN 1996!

    NOT ONLY IS MOD-I-KRAF OPENING ITS BEAUTIFUL NEW PRODUCTION

FACILITY, THE COMPANY WILL CELEBRATE ITS 25TH ANNIVERSARY IN AUGUST


            "picture of 25th Anniversary Seal"


           "OUR REPUTATION IS STILL BUILDING"

                           * * *

                       "BACK COVER"

"company LOGO"

    MOD-U-KRAF HOMES, INC.  P.O. BOX 573  ROCKY MOUNT, VIRGINIA
       AND SUBSIDIARY

<end of report>